EXHIBIT B
 As Amended: December 20, 2017
COMPENSATION SCHEDULE

For the services delineated in the DIVIDEND DISBURSING AND TRANSFER AGENT AGREEMENT, the Transfer Agent shall be compensated monthly, according to the following fee schedule.
Shareholder servicing fee:
$______ per shareholder per year per Fund
Minimum fee of $____ per month per Fund, plus $500 per month for each additional class of shares.
AML fee:
$_____ per incoming shareholder
In addition, the Transfer Agent shall be entitled to reimbursement of actual out-of-pocket expenses incurred by the Transfer Agent on behalf of the Trust or the Fund.